Exhibit 99.1

OFFER TO EXCHANGE

October 29, 2012

Dear Yandex Team Member:

We are happy to inform you that Yandex is offering you the opportunity to exchange certain outstanding equity incentive awards for a new form of award, which we believe may provide a greater reward for your ongoing commitment to the success of Yandex.  Pursuant to this Offer, certain share appreciation rights (“SARs”) and share options may be exchanged for restricted share units (“RSUs”), which we describe in more detail below.

There are risks associated with this exchange program, and we encourage you to carefully read this Offer in its entirety to fully understand the risks and benefits, and the terms and conditions, of this exchange program.

•                  Reasons for the Offer.  As you know, as a result of recent economic and market conditions, the value of Yandex’s Class A shares has fluctuated significantly since our IPO. Our peer companies are increasingly granting employees a form of equity incentive award called “restricted share units”, or RSUs, instead of SARs or options, because they are viewed by employees as more valuable, especially amidst stock market volatility. This voluntary exchange program permits non-executive employees of Yandex to exchange their SARs or options for replacement RSUs.

•                  Eligibility for the Offer.  SARs granted under the Yandex Equity Incentive Plan (the “Equity Plan”) between November 28, 2011 and March 5, 2012 (“Existing SARs”), as well as options granted under the Equity Plan on May 23, 2011 (“Existing Options”), may be exchanged for replacement RSUs. You are eligible to participate in this exchange offer only if you were a non-executive employee of Yandex or any of its affiliates as of October 29, 2012 and hold one or more Existing SARs or Existing Options.

•                  Terms of Offer.  This exchange program is completely voluntary. You may keep your Existing SARs or Existing Options under their current terms, or you may tender all of your Existing SARs or Existing Options for cancellation in exchange for replacement RSUs on the terms and conditions of the exchange program.

•                  Grant of replacement RSUs.  If you accept the Offer, your Existing SARs or Existing Options will terminate on the first business day after the date the Offer expires, and you will be granted replacement RSUs on that date.

•                  Terms of RSUs. Pursuant to an RSU award, you will have the right to receive a number of Yandex Class A shares, at no cost to you, upon satisfaction of the time-based vesting criteria of your award.  For example, if you have an RSU award for 100 shares, with 25% vesting one year following the original grant date, then on that date we will issue 25 shares to you, at no cost.  There is no exercise price associated with the RSUs.

•                  Number of replacement RSUs.  The intent of this Offer is that the fair value of the replacement RSUs you receive reflects the fair value of the Existing SARs or Existing Options you tender for exchange. The number of replacement RSUs issued in exchange for tendered Existing SARs or Existing Options will be determined based on an exchange ratio of 1:2. In other words, you will receive one RSU for every two SARs or option shares.

•                  Other terms and conditions of replacement RSUs.  The replacement RSUs will be subject to the same vesting schedule as the Existing SARs or Existing Options. You will receive credit for any vesting to date under your Existing SARs or Existing Options. The replacement RSUs will be granted pursuant to the Equity Plan and, accordingly, will be governed by the terms and conditions of the Equity Plan.

Participation in this Offer is completely voluntary, and there are no penalties for electing not to participate. The Offer is not conditioned on any minimum number of eligible participants electing to participate. If you choose not to participate, you will not receive any replacement RSUs and your Existing SARs or Existing Options will remain unchanged and in effect according to their terms and conditions.

If you wish to participate, please download Election Form from http://wiki.yandex-team.ru/option/.show  and return it completed to Ekaterina Kamenetskaya at kamenetskaya@yandex-team.ru or Eugenia Svechnikova at sve4nikova@yandex-team.ru, by mail, email or hand delivery to the address or email address set forth in the Election Form, so that they are received prior to the expiration of the exchange program (which we expect will occur at 19.00, Moscow time, on November 9, 2012). We will not accept any Election Form after this time.

Your individual information, including all of your eligible SARs or option grants, was emailed to you on October 29 2012 in the Individual Award Statement.

IMPORTANT

If you want to participate in this Offer, you must complete, sign and return the Election Form to us. To inform yourself about this Offer, you should:

•                  read this entire document, your Individual Award Statement, your Election Form, and the Equity Incentive Plan, as these documents contain important information; and

•                  call or send an email Elena Bunina at bunina@yandex-team.ru  if you have questions or visit the Frequently Asked Questions page at wiki (http://wiki.yandex-team.ru/option/.show).

No government authority has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Offer. Any representation to the contrary is a criminal offense.

ALTHOUGH OUR COMPENSATION COMMITTEE AND BOARD OF DIRECTORS HAVE APPROVED THIS OFFER, NEITHER WE NOR OUR COMPENSATION COMMITTEE OR BOARD OF DIRECTORS MAKE ANY RECOMMENDATION AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR EXISTING SARS OR EXISTING OPTIONS FOR EXCHANGE. YOU MUST MAKE YOUR OWN DECISION.

This Offer summarizes various documents and other information. These summaries are qualified in their entirety by reference to the documents and information to which they relate. We have not authorized anyone to provide you with different information. We are not making an offer in any jurisdiction where the Offer is not permitted.

If you have any questions about the impact of the Offer on your financial status, you should consult your personal financial advisor.

TERMS OF THE OFFER

Background

We are making the Offer because we believe that RSUs offer a better and more efficient way to incentivize our employees. We are making the Offer on a voluntary basis to allow our employees to choose whether to keep their Existing SARs or Existing Options under their current terms, or to cancel the Existing SARs or Existing Options in exchange for the grant of replacement RSUs. We are not required to make the Offer.

Risks of the Offer

The Offer involves potential risks and uncertainties. Therefore, it is important that you read all of the details, terms and conditions contained in this Offer so that you can make an informed decision as to whether to accept the Offer.

The Exchange Offer

If you hold Existing SARs, these entitle you to receive a number of Class A shares determined by reference to the appreciation from and after the date of grant in the fair market value of a Class A share over the measurement price per share provided in the individual option statement you received by email, as and when the award vests. This means that, in order for you to realize any gain, the fair market value of a Class A share must exceed the measurement price per share provided in the individual option statement you received by email.

If you hold Existing Options, these entitle you to purchase a number of Class A shares at a purchase price per share provided in the individual option statement you received by email, as and when the award vests. The fair market value of a Class A share may be greater or less than that amount at and after the time when the award becomes exercisable.

A replacement RSU, by contrast, will give you the right to receive a fixed number of shares as and when the grant vests, at no cost to you.  As a result, it is likely that an RSU will always have some value (assuming you meet the time-based vesting conditions of the award), even though it covers a smaller number of shares.

If you elect to participate in the Offer, you will receive one replacement RSU for every two Existing SARs or Existing Options. For example, if you tender 100 Existing SARs or 100 Existing Options for exchange, you will receive 50 RSUs.

If the fair market value of Yandex’s Class A shares in the future exceeds the price per share provided in the individual option statement you received by email (called breakthrough price), your RSU might be worth less than the value you would have derived from your cancelled Existing SARs or Existing Options. In light of this risk of tendering, you may be better off keeping your Existing SARs or Existing Options, rather than accepting this Offer.

You should obtain current market quotations for Yandex’s Class A shares before deciding whether to participate in this Offer.

Yandex’s Share Price

On October 26, 2012, the closing sale price of a Class A share on The NASDAQ Global Select Market was $23.07.

The following table sets forth the high and low closing sale prices on The NASDAQ Global Market for Yandex’s Class A ordinary shares for (1) each quarter since its initial public offering, and (2) the six most recent months.

	High	Low
Quarterly Highs and Lows	$	$
Fourth Quarter 2012 (through October 26)	25.08	21.70
Third Quarter 2012	25.06	17.84
Second Quarter 2012	27.30	16.66
First Quarter 2012	26.87	18.30
Fourth Quarter 2011	28.62	16.95
Third Quarter 2011	38.51	20.46
Second Quarter 2011 (from May 24)	38.84	30.27
Monthly Highs and Lows
October 2012 (through October 26)	25.08	21.70
September 2012	25.06	21.30
August 2012	21.46	19.25
July 2012	20.83	17.84
June 2012	19.08	16.66
May 2012	24.08	19.93

In addition, you should consult with your own tax advisor to determine the tax consequences of accepting or rejecting this Offer.

Terms and Conditions of replacement RSUs

The replacement RSUs will be granted under and subject to the terms and conditions of the Equity Plan. The replacement RSUs will be granted on the same date that the Existing SARs or Existing Options that are tendered in the exchange will be cancelled. We expect that the grant date of the replacement RSUs will be November 9, 2012.

If you elect to participate in the Offer, for each Existing SAR or Existing Option you tender for exchange you will receive a number of replacement RSUs determined by dividing the number of Existing SARs or Existing Options you tender for exchange by two. This exchange ratio is intended to result in the issuance of replacement RSUs that, in the aggregate, have a fair value approximately equal to the fair value of the Existing SARs or Existing Options.

The RSUs will vest according to the vesting schedule currently in place with respect to the Existing SARs and Existing Options. The replacement RSUs will vest in installments over four (4) years, with four-sixteenths (4/16) of such RSUs vesting on the last day of the 12th full calendar month following the date of the original SAR or option grant, and an additional one-sixteenth (1/16) of such RSUs vesting on the last day of each third full calendar month thereafter, until all such RSUs are fully vested. The RSUs will only vest if you continue to be eligible at the time of each vesting date.

The Offer

If you want to accept the Offer, the deadline for us to receive your Election Form is 19.00, Moscow time, on November 9, 2012 unless we, in our sole discretion, extend the Offer. If we do not receive your Election Form before that deadline, you will not be allowed to participate in the Offer.

You are eligible to participate in the Offer only if you are a holder of one or more Existing SARs or Existing Options and a non-executive employee of Yandex or any one of its affiliates as of October 29, 2012.

You may not elect to tender only a portion of your Existing SARs or Existing Options. That is, the Offer is being made on an “all or nothing” basis, which means that you must accept or reject the Offer as to all of your Existing SARs or Existing Options. Your Individual Award Statement that you received by email sets forth a list of your Existing SARs and/or Existing Options.

This Offer does not apply to options that you have already exercised. The Offer applies only to the portions of your Existing Options that are unexercised and outstanding as of October 29, 2012.

Prior to the expiration time of the Offer, we may, in our sole discretion, extend, modify or revoke the Offer. We will notify you if the Offer is revoked. You will also be notified (and given an opportunity to change any Election Form that you may have previously submitted) if we modify the Offer in any material manner.

Participation in the Offer is entirely voluntary. If you do not accept the Offer, your Existing SARs or Existing Options will remain outstanding in accordance with their terms.

Yandex will pay the expenses of administering the Offer.

The Offer does not have any effect on your employment status or give you any rights to continued employment with Yandex or any of its affiliates.

Accepting the Offer

To accept the Offer, you should first review this Offer and the documents referred to in this Offer. You should then complete, sign and date the Election Form. If you want to accept the Offer, you must indicate on the Election Form that you accept the Offer and agree to the terms and conditions of the Offer. You should then mail, email or hand deliver the completed, signed and dated Election Form (in Emglish) to the Company at the following address for receipt prior to 19.00 Moscow time, on November 9, 2012 or any later expiration time to which the Offer has been extended:

Yandex LLC

16, Leo Tolstoy Street

Moscow 119021, Russia

Attention: Ekaterina Kamenetskaya

Email: kamenetskaya@yandex-team.ru

OR

Attention: Eugenia Svechnikova

Email: sve4nikova@yandex-team.ru

We cannot accept Election Forms by any other means of delivery other than those means identified above. The method by which you deliver the signed Election Form to Yandex is at your option and risk and delivery will be effective only when the Election Form is actually received by us. You should allow sufficient time to ensure timely delivery. If we do not receive a valid Election Form from you prior to the deadline described above, you will be deemed to have rejected the Offer.

We are not obligated to notify you of any defects or mistakes in any Election Form. We will determine, in our discretion, all questions as to the Election Form and the validity, including time of receipt, of elections.

Your election to accept or reject the Offer will become irrevocable upon the receipt and acceptance of the Election Form by Yandex.

Your election to participate in the Offer constitutes your acceptance of the terms and conditions of the Offer. Our acceptance for cancellation of the Existing SARs or Existing Options that you tender will constitute a binding agreement between you and us on the terms and subject to the conditions of this Offer.

Additional Information

If you have any questions with respect to the Offer, the replacement RSUs, or any other matters discussed in this Offer, please contact Elena Bunina at bunina@yandex-team.ru.

Sincerely yours,

IR on behalf of Yandex N.V.